Exhibit 99.1

Telesat Canada Announces Closing of Its Private Placement
of 6.0% Senior Notes due 2017

OTTAWA, CANADA, October 29, 2012 –Telesat Canada (“Telesat”), a wholly-owned subsidiary of Telesat Holdings Inc. (“Holdings”) today issued US$200 million in aggregate principal amount of additional 6.0% senior notes due 2017 (the “Additional Senior Notes”).  The Additional Senior Notes are fungible with Telesat’s previously issued 6.0% senior notes due 2017 (the “Original Senior Notes” and, together with the Additional Senior Notes, the “Senior Notes”) and form a single class under the indenture, dated May 14, 2012 (the “Indenture”).  Following the closing, Telesat has US$900 million of Senior Notes outstanding under the Indenture.

This press release shall not constitute an offer to purchase or a solicitation of an offer to sell any securities.

Forward-Looking Statements Safe Harbor

This news release contains statements that are not based on historical fact and are “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995.  When used in this news release, the words “will”, “expected”, “would” or other variations of these words or other similar expressions are intended to identify forward-looking statements and information.  Actual results may differ materially from the expectations expressed or implied in the forward-looking statements as a result of known and unknown risks and uncertainties.  Detailed information about some of Telesat’s known risks and uncertainties is included in the “Risk Factors” section of Telesat’s Annual Report for the fiscal year ended December 31, 2011, filed with the United States Securities and Exchange Commission (SEC) on February 22, 2012, as well as Telesat’s quarterly reports on Form 6-K and other filings with the SEC.  This filing can be obtained on the SEC’s website at http://www.sec.gov.  Known risks and uncertainties include but are not limited to: risks associated with operating satellites and providing satellite services, including satellite construction or launch delays, launch failures, in-orbit failures or impaired satellite performance, volatility in exchange rates and risks associated with domestic and foreign government regulation.  The foregoing list of important factors is not exhaustive.  The information contained in this news release reflects Telesat’s beliefs, assumptions, intentions, plans and expectations as of the date of this news release.  Except as required by law, Telesat disclaims any obligation or undertaking to update or revise the information herein.

About Telesat (www.telesat.com)

Telesat is a leading global fixed satellite services operator providing reliable and secure satellite-delivered communications solutions worldwide to broadcast, telecom, corporate and government customers. Headquartered in Ottawa, Canada, with offices and facilities around the world, Telesat’s state-of-the-art fleet consists of 13 satellites and the Canadian Ka-band payload on ViaSat-1, plus one satellite awaiting launch. Telesat also manages the operations of additional satellites for third parties.  Privately held, Telesat’s principal shareholders are Canada’s Public Sector Pension Investment Board and Loral Space & Communications Inc. (NASDAQ: LORL).

For further information:

Michael Bolitho, Telesat, +1 (613) 748-8700 ext. 2336 (ir@telesat.com)